111 Speen Street, Suite 410
Framingham, MA 01701
P: 508 661 2200
F: 508 661 2201
ameresco.com
October 11, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:	Ameresco, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
Response Dated September 12, 2013
File No. 1-34811
Ladies and Gentlemen:
This letter is in response to the letter dated September 30, 2013 (the “Comment Letter”) from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Andrew B. Spence, the Chief Financial Officer of Ameresco, Inc. (“we,” the “Company” or “Ameresco”). For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the heading used in the Comment Letter.
June 30, 2013 Statement of Cash Flows, page 9
Regarding your response to prior comment 8, please provide an analysis that clarifies your basis for de-recognizing a debt liability when you assign the ESPC receivable. Address the applicability of ASC 405-20-40. Clarify also whether the government directly pays you or the lender to liquidate the receivable. Further, please clarify whether ESPC receivable activity had a net impact of ($11 million) on reported operating cash flow for the 6 month period. If you place $15 million and $9.434 million into ESPC restricted cash escrow, then that is an operating cash outflow. If you withdraw $13.366m, then that is an operating cash inflow. If no payments were received from the government on the ESPC receivable, then the net impact is presumably negative $11 million ($24.434 - $13.366) whereas you report $18 million and ($13.784 million) impacts on your Statement of Cash Flows. Please clarify, and also explain why your restricted cash activity amounts differ from the ($119K) change in the Balance Sheet account.

Response:
We have arrangements with certain lenders to provide advances to us during the construction or installation of certain energy savings equipment or facilities for specific customers, typically federal governmental entities, in exchange for our assignment to the lenders of our rights to the long-term receivables arising from the ESPCs related to such equipment and facilities. Under the terms of these financing arrangements, we are required to complete the construction or installation in accordance with the contract with our customer, while the advances, presented as debt, remain on our consolidated balance sheet until the completed project is accepted by the customer. Once the completed project is accepted by the customer, the transaction is treated as a true sale of receivables and the related

Securities and Exchange Commission
October 11, 2013

receivable and financing liability are removed from our consolidated balance sheet. This treatment is in accordance with ASC 405-20-40-1(b), such that we are legally released from being the primary obligor under the liability by the creditor (lender) once the project is accepted by the government (customer), and the government then becomes the primary obligor. The government’s obligation to make payments does not commence until it accepts the work and the lender can require Ameresco to repurchase the ESPC receivables if government acceptance has not occurred by a predetermined date. However, upon the government’s acceptance of the work, we de-recognize the asset and related liability because the lender can no longer by contract legally require us to repurchase the ESPC receivables as the financing arrangement is non-recourse to Ameresco, and the lender must look to the government as the primary obligor of the liability. Post-acceptance, we indemnify the lender for direct damages resulting from the inaccuracy of any material representation, warranty or certification or for our failure to observe or perform any material covenant, agreement or promise. Ameresco’s indemnification obligation does not extend to the creditworthiness of the government and the collectibility of ESPC receivables or to the appropriation of funds by the government to pay its obligations when due. Also, Ameresco receives an opinion of counsel stating that upon acceptance of the work and payment of the purchase price to Ameresco, a court would hold that the transfer of the ESPC receivables from Ameresco to the lender pursuant to the purchase documents constitutes a true sale or absolute transfer, and therefore such ESPC receivables would not constitute property of the estate of Ameresco under Section 541(a)(1) of the Bankruptcy Code and accordingly, the lender’s right to the ESPC receivables would not be impaired by the operation of Section 362(a) or 542 of the Bankruptcy Code.
Upon acceptance, the government pays the lender to liquidate the receivable pursuant to the Assignment of Claims Act of 1940 (as amended). The Act requires Ameresco to have assigned its right to receive all payments from the government under an ESPC to a trustee or paying agent. Once the trustee or paying agent receives the government’s payment, it is obligated to remit the ESPC receivable payment to the lender. The lender’s only recourse against Ameresco, following the government’s acceptance, is pursuant to the indemnification obligation noted above.
ESPC receivable activity did not have a net impact of ($11 million) on reported operating cash flow for the six months ending June 30, 2013. For that period, $15 million and $9.434 million are proceeds from Ameresco’s senior secured credit facility, and proceeds from long-term debt financing, respectively, and are not part of Federal ESPC Receivable Financing. Schedule I attached hereto presents a quantified reconciliation between the relevant balance sheet amounts as of June 30, 2013 and statements of cash flows amounts for the six months ending June 30, 2013, indicating where the significant components of activity are included in the Company’s consolidated statements of cash flows, including the $18 million related to restricted cash draws and the change of $119 thousand in restricted cash on the consolidated balance sheet.
As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed in the Comment Letter (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 11, 2013

If you have any questions or request additional information, please do not hesitate to contact the undersigned at (508) 661-2212.
Sincerely,
/s/ Andrew B. Spence
Andrew B. Spence
Vice President and Chief Financial Officer

Schedule I

				Cash Flow Effects - Operations			Cash Flow Effects - Financing
(in thousands)	Balance, June 30, 2013	Balance, December 31, 2012	Cash Flow Change in Line Item	Contracts creating additional Federal ESPC receivables	Acceptances of completed Federal projects and assignment of associated debt	Releases of restricted cash for operating costs and reimbursements	Long term debt financing (term loans)	Long term debt financing (LOC)	Payments on long term debt	Restrictions on cash for financing requirements	Effect of Exchange Rates
Balance Sheet Line Items:
Assets:
Restricted Cash	$26,240	$26,359	$119	$—	$—	$5,317	$—	$—	$—	$(5,198)	$—
Federal ESPC Receivable	$60,900	$91,855	$30,955	$(13,784)	$44,739	$—	$—	$—	$—	$—	$—
Liabilities:
Long Term Debt:
Federal ESPC Receivable Financing	$61,470	$92,958	$(31,488)	$—	$(44,739)	$13,366	$(115)	$—	$—	$—	—
Other Long Term Debt, including Current Portion	$138,807	$121,417	$17,390	$—	$—	$—	$9,549	$15,000	$(6,740)	$—	$(419)
Total	$200,277	$214,375	$(14,098)

Effect of Exchange Rate Changes on Cash				$—	$—	$(679)	$—	$—	$—	$—	$862
				$(13,784)	$—	$18,004	$9,434	$15,000	$(6,740)	$(5,198)	$443

Related cash flow disclosure line item:				“Federal ESPC receivable”	Not presented since it’s net-zero activity	“Restricted cash draws”	“Proceeds from long-term debt financing”	“Proceeds from senior secured credit facility”	“Payments on long-term debt”	“Restricted cash”	“Effect of exchange rate changes on cash”